Exhibit 4.20

INSURANCE BROKERAGE AGREEMENT

dated           November 2023

between:

Fresenius Medical Care AG & Co. KGaA, Else-Kröner-Straße 1, 61352 Bad Homburg v.d. Höhe, Deutschland

- hereinafter referred to as the “Company”,

and:

Fresenius Versicherungsvermittlungs GmbH, Else-Kröner-Straße 1, 61352 Bad Homburg v.d. Höhe, Deutschland

- hereinafter referred to as the “Broker”,

- hereinafter, the Company and the Broker individually also referred to as a “Party” and jointly the “Parties”.

Preamble

The Company is the world’s leading provider of products and services for patients with chronic kidney failure. At the date of signing of this Insurance Brokerage Agreement, the Company is part of Fresenius SE & Co. KGaA Group („FSE Group“).

The Broker is a company-affiliated insurance intermediary of FSE-Group being licensed and registered as insurance broker with the chamber of Industry and Commerce Frankfurt am Main.

Fresenius SE & Co. KGaA and the Company plan to deconsolidate the Company and its affiliated group companies (together the “Company´s Group”) from FSE Group by changing the Company´s legal form from a listed limited partnership (Kommanditgesellschaft auf Aktien) to the legal form of a stock corporation (Aktiengesellschaft) under German law (the “Conversion”).

As a result of the Conversion, the Company´s Group shall take out separate insurance cover as of the effective date of the Conversion or as of 1 January 2024 depending on the line of insurance. For a transitional period until 31 December 2023 insurance coverage for certain lines of insurance will be continued to be provided to the Company´s Group by certain insurance companies under insurance agreements held by Fresenius SE & Co. KGaA („FSE“) that are intended to be continued in accordance with the Group Separation Agreement relating to the deconsolidation of the Company from FSE which is to be entered into between the Company and FSE (“GSA”). The Broker shall be appointed as insurance broker of the Company for a transitional period until 31 December 2024 and shall be entrusted with the placement of separate insurance cover of the Company´s Group and the administration, management and claims handling in relation to insurance contracts and Global Programs entered into on behalf of the Company´s Group and insurance coverage that is to be continued to be provided to the Company´s Group under insurance agreements held by FSE and to be continued in accordance with the GSA. Furthermore, the Broker shall arrange additional insurance cover for those insurance contracts with shared limits, which shall be continued by FSE in accordance with the GSA for the benefit of FME until

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31 December 2023. During the transitional period it is the Company´s intention to set-up an own company-affiliated insurance intermediary of the Company´s Group.

Notwithstanding and regardless of the foregoing, the Broker would like to document its (i) accession to the Data Transfer Framework Agreement attached as Schedule 8 (Data Transfer Framework Agreement) to the so-called Master TSA, an agreement on the provision of transitional services relating to the deconsolidation of the Company, Fresenius SE & Co. KGaA and the Company have entered into (the “DTFA”) and (ii) agreement to companies of FSE Group and the Company’s Group acceding to the DTFA. The Parties both know the DTFA.

This being said, the Parties agree as follows:

I.	Subject-matter of this Insurance Brokerage Agreement

The Company hereby appoints the Broker as insurance broker of the Company´s Group for the provision of insurance brokerage, administration and management services in relation to the Corporate Insurance Program and the Employee Benefits Insurance of the Company´s Group as further specified in Clause II of this Insurance Brokerage Agreement.

II.	Commitment of the Insurance Broker

In the context of this Insurance Brokerage Agreement, the Broker is responsible for the placement, administration and management of the Corporate Insurance Program and the Employee Benefits Insurance of the Company´s Group, providing the services as set forth in this Clause II (“Brokerage Services”).

Each Brokerage Service is in general a continuation of an existing service and shall be provided substantially with the same scope, in substantially the same manner and format, up to substantially the same volumes as the existing service was most recently provided during the twelve (12) months period prior to the effective date of this Agreement (“Reference Period”) and in adherence to the Insurance SOP of the FME Group in accordance with past practice, subject to such amendments as are necessary to reflect that the Company no longer is an affiliate of the FSE Group and therefore the Company´s Group is required to set-up an own insurance program while insurance coverage for certain lines of insurance shall be continued to be provided to the Company´s Group under insurance agreements held by FSE and to be continued in accordance with the GSA (together the “Scope”).

The Broker shall provide each Brokerage Service to the standard and service levels to which it was provided during the Reference Period (“Service Standard”).

The Broker holds a license for the provision of brokerage services in Germany and shall ensure that this license continues for the duration of this Insurance Brokerage Agreement.

The Broker shall not be under an obligation to provide a Brokerage Service, if and to the extent provision of the Brokerage Service would infringe applicable law.

The Broker provides services (Dienste) in the meaning of section 611 of the German Civil Code (Bürgerliches Gesetzbuch) and shall not be under an obligation to achieve a specific result.

1.	Corporate Insurance

With regard to the Corporate Insurance Program of the Company´s Group as further specified below, in accordance with the Service Standard, the Broker shall be obliged

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to provide the following services in connection with its brokerage activities, provided that such Brokerage Services are within the Scope:

(a)

The placement of insurance policies on behalf of the Company as policyholder, including worldwide (without the United States of America, Canada and Mexico, together “North America”) as well as additional local coverage in foreign jurisdictions for the Company´s Group (“Global Program”), with regard to the classes of insurance as listed below and as in place for FSE Group prior to the effective date of the Conversion (“Corporate Insurance Program”):

(i)	D&O Insurance (Global Program)
(ii)	Crime Insurance
(iii)	Public and product liability insurance incl. medical malpractice, environmental liability and environmental damage insurance (Global Program)
(iv)	Pharma AMG insurance cover in Germany
(v)	Transport insurance (Global Program)
(vi)	Property and business interruption insurance (Global Program)
(vii)	Clinical Trial insurance
(viii)	Group accident insurance for employees in Germany
(ix)	Criminal legal expenses insurance
(x)	Motor vehicle liability insurance, Germany (excluding comprehensive and partially comprehensive insurance and claims handling)
(xi)	Foreign travel health insurance (short-term / long-term)
(xii)	Business trip comprehensive insurance (Germany)
(xiii)	Special insurance

for the Term of this Insurance Brokerage Agreement. Any placement activities to place or renew the insurance policies pursuant to Clause II.1(a)(i) to Clause II.1(a)(xiii) beyond the Term are not part of this Insurance Brokerage Agreement.

(b)

The management and administration of insurance contracts and Global Programs entered into on behalf of the Company´s Group in accordance with Clause II.1.(a) as well as insurance coverage provided to the Company´s Group under insurance agreements held by FSE and to be continued in accordance with the GSA, including:

(i)	Collecting and assessing necessary risk information for the renewal of the insurance contracts at the main renewal date and during the year, if required.
(ii)

Based on the quality of insurance coverage of the Company´s Group as in place on the date of signing of this Insurance Brokerage Agreement, providing advice whether the insurance contracts and Global Programs entered into on behalf of the Company´s Group in future are appropriate and suitable taking into account the Company´s Group´s needs. For the avoidance of doubt, this Insurance Brokerage Agreement shall not affect the Broker´s liability towards the Company and the Company´s Group in connection with previous brokerage services provided.

(iii)	Documentation of insurance contracts and Global Programs entered into on behalf of the Company´s Group.

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(iv)	Processing of any modifications, for example change of insured risks (integration and exclusions of insured companies and locations, adjustment of cover, M&A support).
(v)	Allocation of premiums to the Company and its insured group companies as well as the coordination with controlling or other departments.
(vi)	Premium collection on behalf of the insurer.
(vii)	Monitoring of deadlines applicable to the insurance contracts and Global Programs entered into on behalf of the Company´s Group, including dates of renewal, reporting obligations, etc.
(viii)	Premium and claims reporting.
(ix)	Issuance of insurance certificates.
(x)	Contractual consultations for supply contracts outside North America (customer and supplier side).
(xi)	Advising the Company´s Group on all insurance matters with regard to coverage and interpretation of coverage.
(xii)	Organization and monitoring of damage prevention requests at the Company´s Group´s locations (production, logistics, etc.), coordination and follow-up of recommendations for improvement.
(xiii)

Global coordination of brokerage services (worldwide, North America being excluded), such coordination including in particular the appointment of local insurance brokers in foreign jurisdictions (“Foreign Third Party Brokers”) on behalf of the Company, supervision and coordination with such Foreign Third Party Brokers.

(xiv)

Arranging additional insurance cover for property and business interruption insurance regarding risks with shared limits, which shall be continued by FSE in accordance with the GSA for the benefit of FME until 31 December 2023.

(c)	Claims handling in the above listed lines of business (motor vehicles insurance & D&O Insurance excluded) during the Term in relation to
(i)	insurance contracts and Global Programs entered into on behalf of the Company´s Group,
(ii)	insurance coverage provided for the benefit of the Company´s Group under insurance agreements held by FSE and to be continued in accordance with the GSA, and
(iii)	insurance coverage that has been in place for the benefit of the Company´s Group prior to the Conversion.

The Broker shall continue claims handling services in relation to insurance coverage pursuant to (ii) and (iii) beyond the Term as long as insurance claims under the respective insurance contracts and coverage may occur. Such continued claims handling services shall be limited to supporting the Company and its affiliates by legitimizing the Company and its affiliates as receiver of direct payments. For clarity: Any administrative and/or operative tasks have to be performed exclusively by the Company or its affiliates.

2.	Employee Benefits Insurance

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For Employee Benefit Insurance as further specified below, in accordance with the Service Standard, the Broker shall be obliged to provide the following services in connection with its brokerage activities, provided that such Brokerage Services are within the Scope:

(a)

The Placement of insurance policies on behalf of the Company as policyholder in the listed lines of insurance and as in place for FSE Group prior to the effective date of the Conversion (“Employee Benefit Insurance”):

(i)	Employee-financed company pension scheme in the form of direct insurance in Germany for all legal entities as set forth in Appendix A
(ii)	Private supplementary accident insurance for employees in Germany.
(b)	Management of the direct insurance portfolio including coordination with HR
(c)	Point of contact and provision of information for new contracts.
III.	Compensation

For the provision of services under this Insurance Brokerage Agreement, the Broker shall receive a compensation as set forth in Appendix B.

IV.	Commitment of the Company
1.	The Company shall, and shall ensure that its affiliates shall, upon request of the Broker, provide all documents and information required for the Broker´s provision of the Brokerage Services.
2.

Further, the Company shall inform the Broker of any changes in relation to the Company´s or its affiliates’ management or shareholding structure as well as any material changes under company law or the organization within the Company or its affiliates.

3.

The Company shall, and shall ensure that its affiliates shall, comply with the terms of the insurance policies provided under this Insurance Brokerage Agreement. For clarity: The Broker is not responsible for Company’s and its affiliates’ compliance with such insurance policies.

V.	Power of Attorney
1.

The Broker is authorized by the Company to take up, modify or cancel insurance policies, submit or receive declarations and communications with respect to these policies and to participate in the processing of claims for compensation under these policies.

2.	The Broker shall not be entitled to receive claims payment on behalf of the Company.
3.	In addition, the Broker herewith confirms being authorized to collect insurance premiums on behalf of and for the account of the insurer.
VI.	Subcontractors /Third Party Brokers
1.

The Broker shall not, without the Company´s prior written consent (such consent not to be unreasonably withheld or delayed), sub-contract any of its rights and obligations under this Insurance Brokerage Agreement and/or appoint Foreign Third Party Brokers on behalf of the Company. Such consent shall however not be required in relation to those subcontractors and external third party brokers, including Foreign Third Party Brokers, involved in the provision of the services by the Broker towards FSE Group as of the date of signing of this Insurance Brokerage Agreement as set forth in Appendix C.

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2.

Subject to Clause VII the Broker shall remain responsible for, and for the provision of, all services, obligations and functions performed by any subcontractor including any external third party broker as vicarious agent (Erfüllungsgehilfe) of the Broker to the same extent as if such services, obligations and functions were performed by the Broker. The Broker confirmed that as of the effective date of this Insurance Brokerage Agreement only those subcontractors including any external third party brokers are vicarious agents of the Broker which are explicitly specified as vicarious agents of the Broker in Appendix C.

3.

The Broker shall not be responsible for, and for the provision of, all services, obligations and functions performed by any subcontractor including any external third party broker with whom the Company or any of its affiliates has an own (local) contractual relationship with regard to the relevant activities of the subcontractor or external third party broker.

VII.	Liability
1.	Unlimited Liability
(a)

The Broker shall be liable to the Company in connection with this Insurance Brokerage Agreement in accordance with statutory law without limitation for all damages which have been caused by wilful misconduct (Vorsatz) or gross negligence (grobe Fahrlässigkeit) by the Broker, its legal representative or vicarious agent.

(b)

Furthermore, the Broker shall be liable to the Company in connection with this Insurance Brokerage Agreement for any negligent (fahrlässig) other than grossly negligent (grob fahrlässig) breach of contractual obligations which are essential as their fulfilment is necessary for the proper performance of this Insurance Brokerage Agreement and on the fulfilment of which the Company may typically rely (regelmäßig vertrauen darf).

2.	Limited Liability
(a)	If the Broker is liable pursuant to Clause VII.1.(b), its liability shall be limited to the foreseeable damage typically occurring under this Insurance Brokerage Agreement.
(b)

If the Broker is liable pursuant to Clause VII.1.(b) and Clause VII.2.(a), its aggregate liability per Contract Year shall not exceed a maximum of EUR 1 million under this Insurance Brokerage Agreement in the Contract Year in which the damage or loss was caused.

(c)	Any other liability of the Broker shall be excluded.
(d)	The above exclusions and limitations of liability shall not apply in the event of injury to life, body or health, in case of a warranty or fraud.
(e)

As far as the liability of the Broker is excluded or limited pursuant to this Clause VII.2 or Clause VII.5, this shall also apply to the liability of its legal representatives, employees and vicarious agents.

(f)

Clauses VII.2.(a), VII.2.(b), VII.2.(c) shall not apply, if and to the extent an agreement entitles the Broker to claim damages from a subcontractor or external third party broker that, as equitably allocated between all recipients of the

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benefit of such agreement taking into account the damage suffered by them, exceed, in scope or amount, the Company’s claims under this Insurance Brokerage Agreement against the Broker (“Exceeding Claims”) and the Broker actually recovers such Exceeding Claims, provided that the Broker shall use reasonable efforts to recover Exceeding Claims to the extent possible under applicable law and the relevant agreement.

3.	Affiliates of the Company – Direct Liability
(a)

The Broker shall be directly liable in accordance with this Insurance Brokerage Agreement towards any affiliates of the Company which are situated in Germany and which either (i) are a policyholder or (ii) have an own right or direct claim under an insurance contract mediated by the Broker or its vicarious agents. The Broker may enter into separate brokerage agreements with the Company´s affiliates only with the Company´s prior written consent. If the Broker and the Company’s affiliate enter into a separate brokerage agreement, the provisions of such brokerage agreement shall comply with the provisions of this Insurance Brokerage Agreement, provided that the Broker’s limited liability according to Clause VII.2 shall apply in aggregate in relation to all claims arising under this Insurance Brokerage Agreement and the respective separate brokerage agreement as if they were one and the same agreement.

(b)	In cases pursuant to VII.3.(a), the Company shall procure that its relevant affiliate complies with the Company’s obligations under this Insurance Brokerage Agreement as if they were a party to it.
(c)	For clarity: A person, which is not a Party, shall not have any obligation under this Insurance Brokerage Agreement.
4.	Affiliates of the Company – Centralized Loss
(a)

With regard to the Company´s affiliates situated outside of Germany (“Foreign Affiliates”), the Broker confirms that these Foreign Affiliates do not have any own rights or direct claims under insurance contracts entered into by the Company being the policyholder.

(b)

The Parties agree that with regard to Foreign Affiliates as well as with regard to those affiliates situated in Germany which neither (i) are a policyholder nor (ii) have any own rights or direct claims under an insurance contract mediated by the Broker or its vicarious agents,

(i)

the Company shall procure that no such affiliate of the Company brings any claims, including claims for damages, arising from or in connection with Brokerage Services, against the Broker or any affiliate of the Broker without the Broker’s consent and that claims for damages suffered by the Company or an affiliate of the Company arising from or in connection with Brokerage Services shall only be brought by the Company by way of voluntary representative action (gewillkürte Prozessstandschaft);

(ii)

any infringement of rights, damage or other impairment suffered by an affiliate of the Company shall be deemed an infringement of rights, damage or other impairment of the Company for the purpose of the Company bringing claims in accordance with Clause VII.4.(b).(i) (Centralized Loss), (Drittschadensliquidation); and

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(iii)

any infringement of rights, damage or other impairment caused by an affiliate of the Company in connection with the receipt of Brokerage Services shall be deemed an infringement of rights, damage or other impairment caused by the Company in respect of which the Broker may bring a claim against the Company subject to the terms and conditions of this Insurance Brokerage Agreement.

(c)

If the Company is in non-compliance with Clause VII.4.(b).(i), the Company shall (regardless of fault) indemnify and hold harmless the Broker and the Broker’s affiliates against any loss of whatever nature incurred by them arising out of or in connection with any claims brought in non-compliance with Clause VII.4.(b).(i).

5.	Time Limitation

Any claim of the Company for breach or non-performance against the Broker in connection with this Insurance Brokerage Agreement shall become time-barred in accordance with applicable laws.

VIII.	Term and Termination
1.	This Insurance Brokerage Agreement shall come into effect as of the date of signing and shall expire automatically on 31 December 2024 (“Term”).
2.	The Parties´ right to terminate this Insurance Brokerage Agreement for cause remains unaffected.
3.

Termination or expiry of this Insurance Brokerage Agreement shall not affect any rights or obligations which may have accrued prior to the termination or expiry. The obligations of each Party intended to survive such termination or expiry shall continue in full force and effect notwithstanding termination or expiry of this Agreement set out in any Clause intended to survive such termination or expiry, including this Clause VIII, III, IV, VII, IX and XVI. For the avoidance of doubt, any compensation payable pursuant to Clause III shall be non-refundable and non-cancellable, including in case of termination prior to the end of the Term.

4.

In addition, the Broker shall be obliged to hand over to the Company, at the Company´s request, all data, documents and records in his possession relating to the Brokerage Services and which the Company reasonably requires for the provision of the services by itself or another broker unless such a hand over is not legally permitted. At Company’s request, the Broker undertakes to assist the Company in the transfer of the Brokerage Services to a successor broker by attending up to five workshops of eight hours each with the Company and the successor broker on its own costs. If the Company or the successor broker require any further assistance in the transfer of the Brokerage Services, the Broker shall be obliged to provide such further assistance only based on and in accordance with a separate agreement negotiated between the Parties in good faith.

IX.	Confidentiality
1.

Subject to Clause IX.2, each of the Parties shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into or performing this Insurance Brokerage Agreement including the provisions of this Insurance Brokerage Agreement. Each Party shall take all reasonable steps to ensure that any such other Party’s information is kept secret and is not disclosed or distributed by its employees, consultants or agents in violation of this Clause IX.

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2.	The provisions of Clause IX.1 shall not prohibit disclosure or use if and to the extent:
(a)	the disclosure or use is required by law, any regulatory body or any stock exchange;
(b)	the disclosure or use is reasonably required for the provision or receipt of the Brokerage Services;
(c)

the disclosure or use is required for the purpose of any judicial proceedings arising out of this Insurance Brokerage Agreement or any other agreement entered into under or pursuant to this Insurance Brokerage Agreement;

(d)	the disclosure is made to a tax authority in connection with the tax affairs of the disclosing Party;
(e)

the disclosure is made to professional advisers or actual or potential financiers of either Party on terms that such professional advisers or financiers undertake to comply with confidentiality obligations broadly equivalent to those set out in this Clause IX;

(f)

the information is or becomes publicly available (other than by breach of this Insurance Brokerage Agreement or any other existing confidentiality obligation that prohibits the Party from disclosing such information to a third party);

(g)	the other Party has given prior written approval to the disclosure or use;
(h)	subject to applicable law and applicable competition law, in particular, the disclosure is made to an affiliate;
(i)	the disclosure is made to a sub-contractor, provided such sub-contractor is subject to confidentiality obligations not less onerous than these set forth in this Clause IX;
(j)

the disclosure is made by the statutory auditor team of a Party to the statutory auditor team of the other Party in the context of their audit duties to the extent there is a reasonable need of such statutory auditor team to obtain such information (need to know) and provided the members of the receiving auditor team undertake to comply with confidentiality obligations broadly equivalent to those set out in this Clause IX; or

(k)	the information is independently developed after the effective date of the Conversion,

provided that prior to disclosure or use of any information pursuant to Clause IX.2.(a) or IX.2.(c), the Party concerned shall promptly notify the other Party of such requirement with a view to providing that other Party with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.

3.	References to “Party” in this Clause IX include members of each of the Party’s Group.
X.	Data Protection

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1.

Any processing of personal data in connection with this Insurance Brokerage Agreement shall be governed by the DTFA. The Parties undertake to conclude additional data protection agreements if and to the extent required according to the applicable data protection law.

2.

Provided that the Broker is not yet a party to the DTFA, the Broker hereby accedes to and becomes a party to the DTFA. The Broker will remain a party to the DTFA until the DTFA ends or a termination of the DTFA by the Broker becomes effective. I.e., the terms of other agreements, such as the Master TSA, an Individual TSA or this Insurance Brokerage Agreement do not have any effect on whether the Broker is a party to the DTFA. Any termination of the DTFA by the Broker shall have effect for the Broker only and does not affect the effectiveness of the DTFA for its other parties.

3.	The Broker hereby agrees to the accession of companies of the FSE Group and companies of the Company’s Group to the DTFA.
XI.	Ringfencing of Information

To the extent that in connection with the provision of the Brokerage Services it is reasonably foreseeable that it may become necessary to ringfence information provided by the Company to the Broker from sharing of the same by employees of the Broker with their employer or an affiliate of their employer (e.g., due to the competitively sensitive nature of such information or in order to maintain confidentiality of insider information within the meaning of the MAR or the U.S. Securities Exchange Act of 1934, as amended, or the rules thereunder), the Company may request the Broker to use reasonable efforts to procure that such employees of the Broker enter into appropriate specific confidential disclosure agreements, essentially in the form as attached to this Insurance Brokerage Agreement as Appendix D, with the Broker as an agreement for the benefit of the Company without an own right of the Company to claim performance (unechter Vertrag zugunsten Dritter) (each, a “Ringfencing CDA”). The Broker and the Company shall agree in good faith on different or additional reasonable measures if a Ringfencing CDA would not be sufficient to necessarily ringfence information and mitigate the potential conflict of interest.

XII.	Whole Agreement

This Insurance Brokerage Agreement constitutes the entire agreement between the Parties with respect to the subject matter of this Insurance Brokerage Agreement and (to the extent permissible by law) supersedes all prior representations or oral or written agreements between the Parties with respect to that subject matter.

XIII.	Variation

No variation of this Insurance Brokerage Agreement shall be valid unless it is in writing and signed by or on behalf of each of the Parties. The same shall apply to any variation of this Clause XIII.

XIV.	Assignment

This Insurance Brokerage Agreement shall be binding on and inure to the benefit of the Parties and their successors and permitted assigns. The Parties may not assign or novate all or any part of their rights or obligations under this Insurance Brokerage Agreement nor any benefit arising under or out of this Insurance Brokerage Agreement nor this Insurance Brokerage Agreement as a whole without the prior written consent of the other Party.

XV.	Invalidity

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Should any provision of this Insurance Brokerage Agreement be or become invalid, ineffective or unenforceable as a whole or in part, the validity, effectiveness and enforceability of the remaining provisions shall not be affected thereby. Any such invalid, ineffective or unenforceable provision shall be deemed replaced by such valid, effective and enforceable provision as comes closest to the economic intent and the purpose of such invalid, ineffective or unenforceable provision as regards subject-matter, amount, time, place and extent. The aforesaid shall apply mutatis mutandis to any unintended gap in this Insurance Brokerage Agreement. It is the explicit intent of the Parties that the severability clause in this Clause XV shall not be construed as a mere reversal of the burden of proof (Beweislastumkehr) but rather as a contractual exclusion of section 139 German Civil Code (Bürgerliches Gesetzbuch) in its entirety.

XVI.	Governing Law and Place of Jurisdiction
4.

This Insurance Brokerage Agreement and any contractual rights and obligations arising therefrom shall be exclusively governed by and construed in accordance with German law, excluding conflict of law rules and the United Nations Convention on Contracts for the International Sale of Goods (CISG). Any non-contractual rights and obligations in connection with this Insurance Brokerage Agreement shall also be governed by and construed in accordance with German law.

5.

All disputes arising out of or in connection with this Insurance Brokerage Agreement, or its validity shall be finally settled in accordance with the Arbitration Rules of the German Arbitration Institute (DIS) without recourse to the ordinary courts of law. the arbitral tribunal shall be comprised of three members. The seat of the arbitration is Frankfurt am Main, Germany. The language of the arbitration shall be English. If mandatory law requires the issue to be decided upon by an ordinary court of law, the place of jurisdiction is Frankfurt am Main, Germany.

6.

Unless the Parties agree otherwise, the Parties and their outside counsel who are involved in the arbitration shall not disclose to anyone any information concerning the arbitration, including in particular the existence of the arbitration, the names of the Parties, the nature of the claims, the names of any witnesses or experts, any procedural orders or awards, and any evidence that is not publicly available. Disclosures may nonetheless be made to the extent required by applicable law, by other legal duties, or for purposes of the recognition and enforcement or annulment of an arbitral award. No award or procedural order made in the arbitration shall be published.

- signatures on next page –

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Fresenius Medical Care AG & Co. KGaA	Fresenius Medical Care AG & Co. KGaA

represented by its General Partner	represented by its General Partner

Fresenius Medical Care Management AG	Fresenius Medical Care Management AG

/s/ Christian Fuchsenthaler	/s/ Markus Moss

(Signature)	(Signature)

CHRISTIAN FUCHSENTHALER	MARKUS MOLL

(Name in block letters)	(Name in block letters)

Managing Director	Managing Director

Fresenius Versicherungsvermittlungs GmbH	Fresenius Versicherungsvermittlungs GmbH

/s/ Martin Fischer	/s/ Peter Hennke

(Signature)	(Signature)

MARTIN FISCHER	PETER HENNKE

(Name in block letters)	(Name in block letters)

Member of the Management Board	Prokurist

Signature page Insurance Brokerage Agreement

Appendix A

Legal Entities

Fresenius Medical Care AG & Co. KGaA

Fresenius Medical Care Deutschland GmbH

Fresenius Medical Care GmbH

Fresenius Medical Care Thalheim GmbH

Vivonic GmbH

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Appendix B

Compensation

For the placement of the global insurance programmes the Broker receives a brokerage fee of (on average) 8 percent of the net premium charged in Germany to the Company and its affiliates (“Brokerage Fee”). This Brokerage Fee has already been taken into account by the insurer as part of its acquisition and administrative costs in the premium calculation and is paid with the premium.

The Company shall upon the Broker’s request reimburse all documented one-off costs incurred by the Broker for the commissioning of external insurance brokers for the placement of the new global programmes for the Company if and to the extent these costs have been agreed with the Company in advance. These one-off costs are not included in the above-mentioned Brokerage Fee. For clarity: The Broker shall only be obliged to commission external insurance brokers for the placement of the new global programmes for the Company once the Company has agreed to such separate fee.

For insurance covers placed abroad (worldwide, North America excluded), the Broker will continue to work with external insurance brokers as before. The remuneration owed to external insurance brokers is included in the local premium. In addition, if the Broker engages a third party broker for global network management (e.g., AON or Marsh), such third party broker is entitled to charge a separate fee for such global network management if and to the extent such fee has been agreed with the Company in advance. The remuneration owed to external insurance brokers and the fee for the global network management owed to a third party broker (if any) are not included in the above-mentioned Brokerage Fee and shall be borne by the Company.

The Broker receives remuneration for the support and placement of Employee Benefit Insurance in Germany, but only as regards employee-financed company pension scheme in the form of direct insurance in Germany for all legal entities as set forth in Appendix A, within the framework of the existing brokerage fee agreement with the insurers in Germany.

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Appendix C

Vicarious Agents

1)	Italy

Marsh S.p.A.

Viale Luigi Bodio 33

20158 Milan Italy

Andreas Jens Kupfahl, Senior Client Executive

Marsh Multinational – Incoming, German Desk

T.+39 02 48538.711 │F.+39 02 48538.412 │Mob.+39 346 5000044
andreasjens.kupfahl@marsh.com │www.marsh.it

2)	UK

Aon UK Limited

11 York Street

Manchester

M2 2AW

Sarah Hirst | Dip ANZIIF | Client Service Specialist

Commercial Risk Solutions

Direct:  +44 (0) 161 687 2416 , Office:  +44 (0) 161 687 2000

sarah.hirst2@aon.com

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Appendix D

Ringfencing CDA

[On letter head of FVVG]

To

[Service Employee]

[Place], [●] 2023

Ringfencing CDA

Dear [●],

We refer to the insurance brokerage agreement entered into between Fresenius Medical Care AG & Co. KGaA (“FME”) and Fresenius Versicherungsvermittlungs GmbH (“FVVG”), dated [•] under which we, i.e., FVVG, have deployed you to provide certain services to FME (“Brokerage Services”). In the context of this, you may have had or may receive access to information of FME and its affiliates of a strictly confidential nature as defined in Annex 1 (“Competitively Sensitive Information”). Such Competitively Sensitive Information must not be disclosed to us and any third parties in any way. To ensure that the exchange of Competitively Sensitive Information does not give rise to any infringement of antitrust/competition laws, we are required to enter into a separate ringfencing confidential disclosure agreement (“Ringfencing CDA”) with each individual representative who receives/has received Competitively Sensitive Information.

Against this background, you are asked to agree on using your best efforts to comply with the following guidelines:

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1)	You will keep Competitively Sensitive Information of FME confidential, and not disclose such information to us or any third parties, unless specifically authorised by FME in writing to do so.
2)

You will use Competitively Sensitive Information furnished to you only yourself in connection with the provision of the Brokerage Services to the benefit of FME or its affiliates, and for no other purposes.

3)

You will not disclose any Competitively Sensitive Information to anyone besides the FME, its relevant affiliates or its or their legal successor(s), including to us or our affiliated companies, even upon our explicit request.

4)	You will not copy or reproduce in whole or in part any Competitively Sensitive Information of FME without the express consent of FME.
5)

In the event of the end of the service period and/or early termination of the insurance brokerage agreement, you will return all Competitively Sensitive Information to the FME or destroy such information according to FME’s instructions.

6)

The obligations set out in this Ringfencing CDA will continue in full force until the date that is three (3) years after the end of the service period and/or early termination of the insurance brokerage agreement.

The above guidance aims not only to protect FVVG and FME but also you from invertedly exchanging and using Competitively Sensitive Information in an inappropriate way and the potential repercussions that could arise from this.

[Note to Draft: Insert signature block FVVG.]

Agreed for and on behalf of [Service Employee]

Signature:

Place and date:

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Annex 1 – Definition of Competitively Sensitive Information

1

Subject to clause 2 below, Competitively Sensitive Information is any information relating to the commercial strategy of either FME and its affiliates that might be expected to influence the commercial strategy of Fresenius SE & Co. KGaA and its affiliates. For the purposes of this Ringfencing CDA, Competitively Sensitive Information will include, without being limited to the following information:

●	current or future commercial strategy information (including business / strategic / investment / marketing plans);
●	key commercial terms of supply contracts, or other major agreements, including names, spend and services detail;
●	detailed breakdown of current revenues by product, customer or specific geographies;
●	(non-publicised) current or future competitively sensitive terms with retail or wholesale customers including details on price information (discounts, rebates, commissions, margins, original estimated profit, project costs, payment terms) and volume/capacity commitment requirements;
●	detailed price, margin and/or other financial information in particular on recent contracts, agreed/lost bids, current projects (including revenue/contract value, selling price, margins);
●	specific (non-aggregated) current or future (total, variable, fixed) costs relating to individual projects, including costs of inputs, suppliers and facilities;
●	detailed information relating to marketing channels and costs;
●	employment-related agreements and details of current wage, salary information or employee performance records;
●	unannounced plans to make significant investments in products, technologies or R&D programmes (and their results);
●	detailed (non-publicised) information on prospective specific projects not yet awarded/under negotiation (including identity of customer and project name, specific location, order value);
●	detailed information regarding “pipeline” contracts, proposals, intention to pursue new customers or ongoing negotiations with customers or suppliers;
●	current or proposed proprietary technologies, trade secrets or methods of doing business; and
●	insider information within the meaning of the MAR or the U.S. Securities Exchange Act of 1934, as amended, or the rules thereunder.

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2	However, FME will determine whether or not the information being disclosed is Competitively Sensitive Information on a case-by-case basis.
3

Competitively Sensitive Information of FME will not include information which: (i) is in the public domain prior to the disclosure; (ii) is lawfully in FVVG possession prior to the disclosure; or (iii) becomes part of the public domain by publication or otherwise through no unauthorised act or omission on the part of FME or its affiliate.

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